EXHIBIT 99.9

FORM OF AFFILIATE'S AGREEMENT

          As of April 6, 2000, Spartan Stores, Inc. entered into an Affiliate's Agreement in the form set forth below with each of the following affiliates of Spartan Stores, Inc.:

1.	Joel B. Barton
2.	Roger L. Boyd
3.	James G. Buick
4.	John S. Carton
5.	David deS. Couch
6.	Richard C. Deming
7.	Alex J. DeYonker
8.	Parker T. Feldpausch
9.	Charles B. Fosnaugh
10.	Michael D. Frank
11.	Martin P. Hill
12.	James B. Meyer
13.	Dan R. Prevo
14.	John Sommavilla
15.	David M. Staples
16.	Russell H. VanGilder, Jr.

SPARTAN STORES, INC.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

April 6, 2000

[Affiliate]
c/o Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

          Re:          Affiliate Agreement

Dear [Affiliate]:

                    Seaway Food Town, Inc. ("Seaway") and Spartan Stores, Inc. ("Spartan") propose to execute, or have executed, an Agreement and Plan of Merger (the "Merger Agreement "). The Merger Agreement sets forth the terms and conditions upon which Seaway would merge with and into a subsidiary of Spartan (the "Merger"). In the Merger, each share of the Common Stock of Seaway, without par value ("Seaway Common Stock"), will be converted into one (1) share of Spartan's Common Stock, no par value ("Spartan Common Stock"), and Five Dollars ($5.00) in cash, all upon the terms and conditions set forth in the Merger

Agreement. Prior to the Merger, Spartan will amend its Articles of Incorporation and each share of Spartan Class A Common Stock, $2 par value ("Spartan Class A Common Stock"), will be converted into one share of Spartan Common Stock. The Spartan affiliate who signs this letter is referred to as "you" or "your" in this letter. All capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

                    The transaction Spartan has proposed will involve a public offering of Spartan Common Stock. To assure that the stock offering will be conducted in compliance with securities laws and regulations and that the transaction will be accorded the tax treatment that Spartan and Seaway desire, it is necessary and appropriate that all directors, executive officers, and other "affiliates" agree to the provisions of this letter.

                    For the purposes of inducing Spartan to enter into the Merger Agreement and to insure Spartan's compliance with certain requirements in the Merger Agreement, you are asked to agree to the terms and conditions set forth in this letter. By acceptance of this letter as and where indicated below, you agree to each of these terms and conditions.

                    Subject to the terms and conditions of the Merger Agreement, you agree to use all reasonable efforts, consistent with your fiduciary obligations as an officer or director of Spartan, to assist Spartan in causing the Spartan Charter Amendments to be approved and adopted by the shareholders of Spartan.

                    In addition to any other restrictions contained herein, without the prior written consent of Spartan, you agree not to offer, sell, or otherwise dispose of, or enter into a contract to offer, sell, or otherwise dispose of, any shares of Spartan Class A Common Stock owned or controlled by you or any Spartan Common Stock that you receive as a result of the amendments to Spartan's Articles of Incorporation described above, and any other such shares that you may own, for the period beginning as of the Effective Time of the Merger and ending 90 days thereafter, except that you may dispose of shares of Spartan Class A Common Stock or Spartan Common Stock that you receive as a result of the amendments to Spartan's Articles of Incorporation described above (a) by gift to a charity or to a member of your immediate family or a family partnership or trust established for the benefit of members of your immediate family made for estate planning purposes and not to avoid the restrictions of this letter agreement; (b) if necessary to discharge a fiduciary duty as a trustee; or (c) upon death by will, inter vivos or other trust or other estate planning agreement, instrument or document, or the laws of descent and distribution; provided that each transferee agrees to the terms of this letter agreement. All sales or other dispositions of stock will be conducted in full compliance with all applicable securities laws, including without limitation Rule 145 under the Securities Act of 1933.

                    Other letter agreements may be executed at different times by Spartan and different directors, officers, and affiliates of Spartan. Neither Spartan's nor your rights or obligations under this letter agreement are contingent upon the execution of similar letter agreements by any other directors, officers, or affiliates of Spartan.

                    This letter agreement shall continue in effect until terminated, even if you cease to be an affiliate of Spartan. This letter agreement shall terminate if and when the Merger Agreement is terminated in accordance with its terms.

                    Please acknowledge your acceptance of the terms and conditions of this letter below.

SPARTAN STORES, INC. By /s/James B. Meyer James B. Meyer President and Chief Executive Officer

ACCEPTANCE

                    I agree to be bound by the terms and conditions of this letter agreement.

Dated: __________, 2000	[Affiliate]